FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARIES

**NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015**

1. DESCRIPTION OF BUSINESS

Organization — First Trust Portfolios L.P. (with its subsidiaries, the "Partnership"), an Illinois limited partnership, is a registered securities broker-dealer specializing in the underwriting, trading, and distribution of unit investment trusts, closed-end and open-end mutual funds, exchange-traded funds, and other securities. The Partnership acts as the sponsor for various series of unit investment trusts including the FT Series, The First Trust Combined Series, The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Products, and The First Trust GNMA (collectively, the "Trusts"). The general partner of the Partnership is The Charger Corporation (1%), an Illinois corporation. The limited partner is Grace Partners of DuPage L.P. ("Grace"), an Illinois limited partnership (99%).

The Partnership had a majority and controlling interest in BondWave L.L.C. ("BondWave"), a Delaware limited liability company which provides certain software programs and related services designed to enhance the efficient distribution of fixed income securities and the monitoring of the resulting portfolios. The Company licenses its products and services to third parties within the United States of America. BondWave is also engaged in the business of acting as an investment advisor to clients in the United States of America.

The Partnership also had a majority and controlling interest in Stonebridge Advisors L.L.C. ("Stonebridge"), a Delaware limited liability company, which was formed to engage in the business of acting as an investment advisor to clients in the United States of America and in foreign countries.

On December 31, 2015, the majority and controlling interest in BondWave and Stonebridge was transferred to First Trust Capital Partners LLC, an affiliated Company through common ownership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated statement of financial condition includes the accounts of the Partnership. The Consolidated Statement of Financial Condition only includes the accounts of First Trust Portfolios L.P. as of December 31, 2015.

Cash and Cash Equivalents — Cash primarily consists of demand deposits. Cash equivalents include highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Cash Segregated for Regulatory Purposes — Cash of $1,500,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, the Customer Protection Rule.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned and securities sold, not yet purchased, other than units of unit investment trusts, are carried at fair value. Units of unit investment trusts are carried at redemption value, which represents fair value. Principal securities transactions are recorded on a trade-date basis.

Customers' Securities Transactions — Customer securities transactions are recorded on a settlement date basis.

Internal-Use Software — The Partnership capitalizes the cost of internal-use software, which has a useful life in excess of one year. Subsequent additions, modifications, or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform.

Property, Equipment, and Leasehold Improvements — Depreciation of property and equipment is computed using an accelerated method over the estimated useful lives of such assets which range from five to seven years. Leasehold improvements are carried at cost and amortized using the straight-line method over the shorter of the term of the applicable lease agreement or the life of the asset.

Goodwill — Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired. Goodwill is not amortized but is tested at least annually as of December 31 for impairment. During the year ended December 31, 2015, there was no impairment of the Partnership's goodwill.

Income Taxes — The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is included in the federal income tax returns of the partners. The Partnership is subject to tax accounting standards that establish a minimum threshold for recognizing, and a system for measuring, the benefits of a tax position taken or expected to be taken in a tax return. Tax years ended 2012, 2013, 2014 and 2015 remain open to federal and state audit. As of December 31, 2015, management has evaluated the application of these standards to the Partnership, and has determined that no provision for income tax is required in the Partnership's financial statements for uncertain tax positions.

The Illinois Replacement Tax is to be paid by the highest tiered partnership, C corporation, S corporation, or trust in a tiered structure. As such, the Partnership is not subject to Illinois Replacement Tax as all the income generated in the state flows through to its partners, who are the highest tiers in the partnerships.

Use of Estimates — The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Financial Instruments — The Partnership's financial instruments are reported at fair value, or at carrying amounts that approximate fair value for those instruments with short-term maturities.

Fair Value — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the consolidated statement of financial condition on a recurring basis. See Note 4 — *Fair Value Measurement*.

3. PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment, and leasehold improvements at December 31, 2015, are summarized as follows:

Computer hardware	$ 2,723,439
Furniture and fixtures	3,957,241
Office equipment	1,482,953
Internal-use software	398,516
Leasehold improvements	12,519,115
	21,081,264
Less accumulated depreciation and amortization	(11,731,100)
Total	$ 9,350,164

4. FAIR VALUE MEASUREMENT

The fair value measurement accounting guidance within ASC Topic 820, *Fair Value Measurement and Disclosures* describes the following three levels used to classify fair value measurements:

Level 1 — Quoted prices in active markets for identical securities

Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 — Significant unobservable inputs (including the Partnership's own assumptions in determining the fair value of securities).

The following is a description of the valuation methodologies used for securities measured at fair value, based on the statement of financial condition classification. Management, from time to time, may make fair value adjustments to valuation methodologies described below under certain market conditions. Management maintains a consistent policy and process for identifying when and how such adjustments should be made. To the extent a significant fair value adjustment is made by management, the valuation classification would generally be considered Level 3 within the fair value hierarchy. There were no material changes made to the Partnership's valuation models during 2015.

The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For securities, the Partnership's definition of actively traded is based on average daily volume and other market trading statistics. The fair value of securities owned and securities sold, not yet purchased is determined using listed or quoted market prices and are categorized in Level 1 or Level 2 of the fair value hierarchy. There were no significant transfers between the fair value hierarchy levels during the year ended December 31, 2015.

Securities Owned — Securities owned include units of unit investment trusts, state and municipal obligations, shares of closed-end and open-end mutual funds, exchange-traded funds, annuities, and common and preferred stock. Units of unit investment trusts are carried at redemption value, which represents fair value. Units of unit investment trusts are classified as Level 1 within the fair value hierarchy. Fair value of state and municipal obligations are carried at fair value which is based on

quoted market prices based on bid and ask prices or quoted market prices based on bid and ask prices for securities of comparable quality, maturity, and interest rate. State and municipal obligations are classified as Level 2 within the fair value hierarchy. Shares of closed-end and open-end mutual funds and exchange-traded funds represent seed investments in such funds. Shares of closed-end and open-end mutual funds and exchange-traded funds are carried at fair value which is based on quoted market prices or net asset value per share. Shares of closed-end and open-end mutual funds and exchange-traded funds are classified as Level 1 within the fair value hierarchy. Common stock is carried at fair value which is based on the closing market price as listed on an exchange. Common stock is classified as Level 1 within the fair value hierarchy. Preferred stock is carried at fair value based on prices received from an external pricing vendor. Preferred stock is classified as Level 2 within the fair value hierarchy.

Securities Sold, Not Yet Purchased — Securities sold, not yet purchased consist of one market linked CD and is classified as Level 1 within the fair value hierarchy.

Futures Contracts — The Partnership entered into certain exchange traded futures contracts to assist in limiting its exposure to value changes of its fixed income securities. Fair value of open futures contracts is calculated as the difference between the contract price at trade date and the contract's closing price on the valuation date as reported on the exchange on which the futures contracts are traded. Futures contracts are classified as Level 1 within the fair value hierarchy, however, there were no open futures contracts at December 31, 2015.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Partnership's asset and liabilities recorded at fair value on a recurring basis as of December 31, 2015, is as follows:

Valuation Inputs	Level 1	Level 2	Level 3	Totals
Assets				
Securities owned:				
Unit investment trusts	$ 2,865,775	$ -	$ -	$ 2,865,775
State and municipal obligations	-	2,029,312	-	2,029,312
Closed-end funds	575,650	-	-	575,650
Exchange traded funds	125	-	-	125
Open-end funds	392,714	-	-	392,714
Annuities	209,257	-	-	209,257
Preferred stock	-	2,500	-	2,500
Common stock	2,593,534	-	-	2,593,534
Total	$ 6,637,055	$ 2,031,812	$ -	$ 8,668,867
Liabilities				
Securities sold, not yet purchased:				
Market Linked CD	$ 194,930	$ -	$ -	$ 194,930
Total	$ 194,930	$ -	$ -	$ 194,930

The Partnership held no securities classified as Level 3 during the year ended December 31, 2015.

5. LETTERS OF CREDIT

The Partnership, in the ordinary course of business, is contingently liable under outstanding letter of credit agreements aggregating approximately $1,955,386 at December 31, 2015.

6. SHORT-TERM BANK BORROWINGS

The Partnership has an arrangement with a bank to borrow funds on a short-term basis, payable on demand. Short-term bank borrowings are collateralized principally by securities owned by the Partnership on a settlement date basis. The short-term bank borrowings bear interest at variable rates based on the Federal Funds rate plus 50 basis points. There were no outstanding borrowings under this arrangement as of December 31, 2015.

7. COMMITMENTS AND CONTINGENCIES

The Partnership has long-term operating leases for office space, including an office facility which is leased from an entity affiliated with management. The following are future minimum lease commitments on the Partnership's long-term leases:

Years Ending December 31	Amount
2016	$ 2,552,325
2017	2,656,244
2018	2,721,460
2019	2,783,425
2020	2,845,472
Thereafter	16,403,517
Total	$ 29,962,443

8. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Partnership does not extend credit to its customers. In the normal course of business, the Partnership's customer activities involve the execution and settlement of customer transactions, primarily the purchase and sale of unit investment trusts. These activities may expose the Partnership to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the unit investment trusts at a loss.

The Partnership in its capacity of a clearing broker-dealer engaged in various trading, brokerage, and investing activities with counterparties, which primarily include other broker-dealers, banks and financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. RELATED-PARTY TRANSACTIONS

Receivables from affiliates related through common ownership are with First Trust Capital Partners L.L.C., FTP Services, L.L.C. and First Trust Advisors L.P. ("FTA"). The Partnership shares facilities and personnel with these affiliates and allocates to certain of them a portion of the related

costs. At December 31, 2015, amounts receivable on this arrangement totaled $4,393,748 and $3,463,943, for FTA and FTP Services, L.L.C., respectively, and are included in receivables from affiliates on the consolidated statement of financial condition.

The Partnership is reimbursed by the Trusts for certain organization and offering costs paid by the Partnership on behalf of such Trusts.

Certain employees of the Partnership own limited partnership interests in Grace.

FTP Services, L.L.C., an affiliate related through common ownership is a Securities and Exchange Commission ("SEC") registered transfer agent which acts as a record keeper, shareholder servicing agent and distribution agent for unit investment trusts which are purchased and sold through the Fund/Serv trading system or directly through the Partnership.

First Trust Capital Partners, L.L.C. ("FTCP"), an affiliate related through common ownership, acquired non-voting preferred membership units in Stonebridge which is included within non-controlling interest in the consolidated statement of financial condition. At December 31, 2015, the Partnership had an amount receivable from FTCP of $18,427. This receivable is included in receivables from affiliates on the consolidated statement of financial condition.

10. EMPLOYEE BENEFIT PLAN

The Partnership has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, available to all eligible employees. Participants can contribute up to 100% of their annual salary to the plan to a maximum of $18,000 during the year ended December 31, 2015. Partnership contributions are at the discretion of management.

11. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the SEC and the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $250,000.

At December 31, 2015, the Partnership had net capital of $48,395,644 which was $46,395,143 in excess of its required net capital of $2,000,501. The Partnership's ratio of aggregate indebtedness to net capital was 0.62 to 1.00.

Capital distributions are anticipated to be made to Grace within the first six months of 2016, subject to applicable SEC and FINRA limitations.

Advances to affiliates and other capital withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and FINRA Rule 4110.

12. SUBSEQUENT EVENTS

The Partnership has evaluated events subsequent to December 31, 2015, to assess the need for potential recognition or disclosure in this financial statement. Such events were evaluated through the date the consolidated statement of financial condition was issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the consolidated statement of financial condition.

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